



03022571

Piengchai Pookakupt,Ph.D.
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



12g3-2(b) File No.82-4922

Ref No. CN. 108/2003

April 18, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL



RECD S.E.C.
APR 18 2003
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

dlw 6/12

CS026-4-03



KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Ref. FA. 075/2003

April 17, 2003

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unaudited financial statements for the first quarter ending March 31, 2003, in RSIMS under the item "Download Financial News" compared with those of various accounting periods previously reported.

Document no. 1 Summary Statement of Liabilities and Assets as of March 31, 2003.

Document no. 2 Balance Sheet as of March 31, 2003, compared with Balance Sheets ending December 31, 2002 and September 30, 2002

Document no. 3 Statement of Income for the first quarter ending March 31, 2003 compared with the first quarter ending March 31, 2002.

Document no. 4 Statement of Income for the first quarter ending March 31, 2003 compared with the fourth quarter ending December 31, 2002.

Document no. 5 Summary of operating results for the first quarter of 2003.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

Banthoon Lamsam

(Mr. Banthoon Lamsam)

President and Chief Executive Officer

Document no. 1


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SUMMARY STATEMENT OF LIABILITIES AND ASSETS [1/]

As of March 31, 2003

Assets	Baht	Liabilities	Baht
Cash	9,103,770,086.69	Deposits	665,495,728,531.28
[illegible]	120,479,053,068.17	[illegible]	3,999,978,841.45
[illegible]	18,306,000,000.00	[illegible]	3,710,942,620.82
[illegible]	147,154,672,557.95	[illegible]	-
[illegible]	439,112,084,386.73	[illegible]	48,486,157,769.72
Accrued interest receivables	1,755,112,366.09	[illegible]	642,707,678.85
[illegible]	10,894,652,549.01	Other liabilities	14,941,948,085.59
[illegible]	642,707,678.85	Total liabilities	737,277,463,527.71
[illegible]	21,819,059,599.50		
Other assets	5,536,473,318.46	[illegible]	
		[illegible]	
		[illegible]	23,530,947,170.00
		[illegible]	2,048,127,374.38
		[illegible]	11,947,047,539.36
		[illegible]	37,526,122,083.74
Total Assets	774,803,585,611.45	[illegible]	774,803,585,611.45
[illegible]	2,430,919,374.06	[illegible]	2,430,919,374.06
Total	777,234,504,985.51	Total	777,234,504,985.51

Ar

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	March 31, 2003 (Unaudited) Baht	December 31, 2002 (Audited) Baht	September 30, 2002 (Unaudited) Baht
ASSETS			
Cash	9,103,770,086.69	9,764,122,407.65	10,363,086,280.65
Interbank and money market items			
Domestic items			
Interest bearing	1,074,338,290.20	3,385,334,109.66	1,253,435,144.08
Non - interest bearing	4,150,369,294.45	4,494,663,469.16	7,241,508,480.42
Foreign items			
Interest bearing	114,930,038,789.69	86,532,213,914.44	120,943,391,583.45
Non - interest bearing	324,306,693.83	360,919,334.47	371,605,956.04
Total interbank and money market items - net	120,479,053,068.17	94,773,130,827.73	129,809,941,163.99
Securities purchased under resale agreements	18,306,000,000.00	18,400,000,000.00	10,794,000,000.00
Investments			
Current investments - net	67,208,375,872.83	72,310,121,353.72	60,257,179,821.40
Long-term investments - net	72,447,285,338.63	79,212,635,426.62	72,888,000,993.62
Investments in subsidiary and associated companies - net	7,499,011,346.49	7,245,945,739.47	8,218,408,861.94
Total investments - net	147,154,672,557.95	158,768,702,519.81	141,363,589,676.96
Loans and accrued interest receivables			
Loans	494,044,297,577.04	496,525,046,750.68	463,727,022,538.16
Accrued interest receivables	1,755,112,366.09	1,934,392,812.56	1,928,515,537.35
Total loans and accrued Interest receivables	495,799,409,943.13	498,459,439,563.24	465,655,538,075.51
Less Allowance for doubtful accounts	(50,559,217,211.73)	(54,919,951,503.47)	(28,539,927,109.45)
Less Revaluation allowance for debt restructuring	(3,372,995,978.58)	(2,647,233,500.35)	(2,656,104,780.97)
Less Normalized Provisioning	(1,000,000,000.00)	(800,000,000.00)	(600,000,000.00)
Total loans and accrued interest receivables - net	440,867,196,752.82	440,092,254,559.42	433,859,506,185.09
Properties foreclosed - net	10,894,652,549.01	11,068,607,580.17	11,095,816,076.92
Customers' liability under acceptances	642,707,678.85	597,096,484.15	585,197,218.62
Premises and equipment - net	21,819,059,599.50	21,801,037,447.84	21,954,524,385.19
Accrued income receivables	1,972,385,322.84	1,883,698,623.95	2,322,606,605.53
Forward exchange contract revaluation	576,795,244.07	745,642,924.52	505,687,176.29
Other assets - net	2,987,292,751.55	2,807,958,299.29	2,774,258,607.54
Total Assets	774,803,585,611.45	760,702,251,674.53	765,428,213,376.78

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	March 31, 2003 (Unaudited) Baht	December 31, 2002 (Audited) Baht	September 30, 2002 (Unaudited) Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in Baht	662,401,233,348.00	649,748,041,872.97	648,703,783,801.87
Deposits in foreign currencies	3,094,495,183.28	2,252,107,008.63	2,284,007,830.02
Total deposits	665,495,728,531.28	652,000,148,881.60	650,987,791,631.89
Interbank and money market items			
Domestic items			
Interest bearing	2,684,890,240.90	3,461,073,197.37	2,703,010,213.64
Non – interest bearing	987,345,983.13	1,788,470,188.12	1,473,328,966.83
Foreign items			
Interest bearing	762,932,564.67	258,049,516.38	991,833,357.87
Non - interest bearing	291,213,388.64	185,799,515.82	182,924,762.82
Total interbank and money market items	4,726,382,177.34	5,693,392,417.69	5,351,097,301.16
Liability payable on demand	2,984,539,284.93	3,422,940,128.54	2,390,616,604.21
Borrowing			
Long-term Borrowing	48,486,157,769.72	48,555,994,109.78	48,579,537,128.29
Total Borrowing	48,486,157,769.72	48,555,994,109.78	48,579,537,128.29
Bank's liability under acceptances	642,707,678.85	597,096,484.15	585,197,218.62
Deferred tax liabilities	3,857,796,479.39	4,062,196,492.70	3,836,609,513.41
Forward exchange contract revaluation	234,073,960.00	1,625,905,192.44	4,649,993,911.45
Accrued interest payables	3,535,355,513.28	3,030,042,472.47	4,015,315,098.98
Other liabilities	7,314,722,132.92	6,639,519,926.19	11,292,164,109.27
Total Liabilities	737,277,463,527.71	725,627,236,105.56	731,688,322,517.28

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	March 31, 2003 (Unaudited) Baht	December 31, 2002 (Audited) Baht	September 30, 2002 (Unaudited) Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00
Premium on expired warrants	5,520,432,199.21	5,520,432,199.21	5,520,432,199.21
Premium on share capital			
Premium on preferred shares	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49
Appraisal surplus	6,340,845,262.08	6,367,116,972.81	6,397,355,568.65
Revaluation surplus on investments	2,576,305,475.23	2,773,163,461.91	2,412,130,668.31
Retained earnings (deficit)			
Appropriated			
Legal reserve	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(77,423,214,463.27)	(80,097,450,675.45)	(81,101,781,187.16)
Total Shareholders' Equity	37,526,122,083.74	35,075,015,568.97	33,739,890,859.50
Total Liabilities and Shareholders' Equity	774,803,585,611.45	760,702,251,674.53	765,428,213,376.78
Off-balance sheet items - contingencies			
Avals on bills and guarantees of loans	6,607,361,332.08	6,591,460,563.44	6,464,613,608.17
Liability under unmatured import bills	2,430,919,374.06	2,632,020,016.26	3,080,680,101.92
Letters of credit	10,113,656,598.45	8,875,631,993.17	8,567,506,499.63
Other contingencies	361,644,997,341.35	380,115,619,709.60	401,115,865,439.99

Document no. 3


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE FIRST QUARTERS ENDED MARCH 31, 2003 AND 2002

(Unaudited)

	2003 Baht	2002 Baht	Increase(Decrease) Baht	%
Interest and dividend income				
Loans	6,047,772,996.09	6,367,360,324.51	(319,587,328.42)	(5.02)
Interbank and money market items	617,607,314.27	1,066,760,236.24	(449,152,921.97)	(42.10)
Investments	1,184,313,385.65	1,230,402,247.62	(46,088,861.97)	(3.75)
Total interest and dividend income	7,849,693,696.01	8,664,522,808.37	(814,829,112.36)	(9.40)
Interest expense				
Deposits	2,455,956,412.31	3,214,729,683.03	(758,773,270.72)	(23.60)
Interbank and money market items	63,710,371.12	119,807,786.62	(56,097,415.50)	(46.82)
Long-term Borrowing	1,277,505,063.06	1,280,136,210.60	(2,631,147.54)	(0.21)
Total interest expense	3,797,171,846.49	4,614,673,680.25	(817,501,833.76)	(17.72)
Net income from interest and dividend	4,052,521,849.52	4,049,849,128.12	2,672,721.40	0.07
Bad debts and doubtful accounts (reversal)	(3,477,042,416.77)	(1,195,111,879.12)	2,281,930,537.65	190.94
Loss on debt restructuring	3,477,042,416.77	1,195,111,879.12	2,281,930,537.65	190.94
Normalized provisions	200,000,000.00	-	200,000,000.00	100.00
Net income from interest and dividends after bad debts and doubtful accounts, loss on debt restructuring and normalized provisions	3,852,521,849.52	4,049,849,128.12	(197,327,278.60)	(4.87)
Non-interest income				
Gain on investments	430,254,925.29	555,347,380.44	(125,092,455.15)	(22.53)
Share of profit (loss)from investments on equity method	145,583,224.19	(169,677,417.63)	315,260,641.82	185.80
Fees and service income				
Acceptances, avals and guarantees	138,342,893.09	147,406,134.09	(9,063,241.00)	(6.15)
Others	1,335,067,306.32	1,348,686,651.54	(13,619,345.22)	(1.01)
Gain on exchange	513,331,232.35	201,614,510.19	311,716,722.16	154.61
Other income	184,547,548.11	150,527,747.75	34,019,800.36	22.60
Total non-interest income	2,747,127,129.35	2,233,905,006.38	513,222,122.97	22.97

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK 開泰農民銀行



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE FIRST QUARTERS ENDED MARCH 31, 2003 AND 2002

(Unaudited)

	2003 Baht	2002 Baht	Increase(Decrease) Baht	%
Non-interest expenses				
Personnel expenses	1,227,674,223.92	1,275,382,034.96	(47,707,811.04)	(3.74)
Premises and equipment expenses	774,980,716.65	768,809,708.53	6,171,008.12	0.80
Taxes and duties	298,079,574.87	420,178,675.14	(122,099,100.27)	(29.06)
Fees and service expenses	543,753,537.07	346,868,845.13	196,884,691.94	56.76
Directors' remuneration	11,886,483.87	6,873,906.49	5,012,577.38	72.92
Loss on impairment of properties foreclosed	92,877,301.14	40,458,966.07	52,418,335.07	129.56
Contributions to Financial Institutions Development Fund	662,686,344.57	676,402,565.49	(13,716,220.92)	(2.03)
Other expenses	351,005,599.92	837,778,342.2	(486,772,742.28)	(58.10)
Total non-interest expenses	3,962,943,782.01	4,372,753,044.01	(409,809,262.00)	(9.37)
Income before income tax	2,636,705,196.86	1,911,001,090.49	725,704,106.37	37.98
Income tax expense	(11,259,304.59)	(11,693,582.52)	(434,277.93)	(3.71)
Net income	2,647,964,501.45	1,922,694,673.01	725,269,828.44	37.72
Basic earnings per share	1.13	0.82	0.31	37.80
Weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	-	-

AL

Document no. 4


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2003 AND DECEMBER 31, 2002

(Unaudited)

	March 31, 2003 Baht	December 31,2002 Baht	Increase(Decrease) Baht	%
Interest and dividend income				
Loans	6,047,772,996.09	6,248,246,581.30	(200,473,585.21)	(3.21)
Interbank and money market items	617,607,314.27	653,892,936.69	(36,285,622.42)	(5.55)
Investments	1,184,313,385.65	1,168,083,483.37	16,229,902.28	1.39
Total interest and dividend income	7,849,693,696.01	8,070,223,001.36	(220,529,305.35)	(2.73)
Interest expense				
Deposits	2,455,956,412.31	2,586,732,297.54	(130,775,885.23)	(5.06)
Interbank and money market items	63,710,371.12	53,766,510.84	9,943,860.28	18.49
Long-term Borrowing	1,277,505,063.06	1,302,906,194.92	(25,401,131.86)	(1.95)
Total interest expense	3,797,171,846.49	3,943,405,003.30	(146,233,156.81)	(3.71)
Net income from interest and dividend	4,052,521,849.52	4,126,817,998.06	(74,296,148.54)	(1.80)
Bad debts and doubtful accounts (reversal)	(3,477,042,416.77)	(1,950,476,609.53)	1,526,565,807.24	78.27
Losses on debt restructuring	3,477,042,416.77	1,950,476,609.53	1,526,565,807.24	78.27
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividends after bad debts and doubtful accounts, losses on debt restructuring and normalized provisions	3,852,521,849.52	3,926,817,998.06	(74,296,148.54)	(1.89)
Non-interest income				
Gain on investments	430,254,925.29	220,014,392.09	210,240,533.20	95.56
Share of profit (loss) from investments on equity method	145,583,224.19	(970,242,089.02)	1,115,825,313.21	115.00
Fees and service income				
Acceptances, avals and guarantees	138,342,893.09	115,466,623.93	22,876,269.16	19.81
Other	1,335,067,306.32	1,440,806,573.24	(105,739,266.92)	(7.34)
Gain on exchanges	513,331,232.35	220,469,244.36	292,861,987.99	132.84
Other income	184,547,548.11	129,417,275.81	55,130,272.30	42.60
Total non-interest income	2,747,127,129.35	1,155,932,020.41	1,591,195,108.94	137.65

Document no. 4

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2003 AND DECEMBER 31, 2002

(Unaudited)

	March 31,2003 Baht	December 31,2002 Baht	Increase(Decrease) Baht	%
Non-interest expenses				
Personnel expenses	1,227,674,223.92	1,282,257,967.98	(54,583,744.06)	(4.26)
Premises and equipment expenses	774,980,716.65	801,496,163.31	(26,515,446.66)	(3.31)
Taxes and duties	298,079,574.87	341,596,743.76	(43,517,168.89)	(12.74)
Fees and service expenses	543,753,537.07	404,604,310.36	139,149,226.71	34.39
Directors' remuneration	11,886,483.87	11,789,995.87	96,488.00	0.82
Loss on impairment of properties foreclosed (reversal)	92,877,301.14	392,105,743.09	(299,228,441.95)	(76.31)
Contributions to Financial Institutions Development Fund	662,686,344.57	689,805,985.95	(27,119,641.38)	(3.93)
Other expenses	351,005,599.92	232,312,662.67	118,692,937.25	51.09
Total non-interest expenses	3,962,943,782.01	4,155,969,572.99	(193,025,790.98)	(4.64)
Income before income tax	2,636,705,196.86	926,780,445.48	1,709,924,751.38	184.50
Income tax expense	(11,259,304.59)	(34,352,072.18)	(23,092,767.59)	(67.22)
Net income	2,647,964,501.45	961,132,517.66	1,686,831,983.79	175.50
Basic earnings per share	1.13	0.41	0.72	175.61
Weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	-	-

Document no. 5

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Summary of operating results for the first quarter of 2003

DATA FROM FINANCIAL STATEMENTS OF KASIKORNBANK PCL

Bank's observations on the first quarter:

The Bank recorded an increase in net profit over the preceding quarter of Baht 1,687 million, mainly stemming from:

- Share of profits from investments on equity method amounting to Baht 146 million, increasing Baht 1,116 million, due to profits generated by both the Phethai and Ploy Asset Management Companies.
- Gain on exchange transactions increasing Baht 293 million, partly due to shutdown of overseas branch.
- Loss on impairment of properties foreclosed amounting to Baht 93 million, decreasing Baht 299 million, is resulting from lesser transferred foreclosed properties.

Remarks

- The Bank has recently changed its English name from "Thai Farmers Bank" to "KASIKORNBANK", effective April 8, 2003 with the SET trading symbol "KBANK", effective April 11, 2003.
- The Thonburi Asset Management Company Limited was renamed "Phethai Asset Management Company Limited" and the Chanthaburi Asset Management Company Limited was renamed "Ploy Asset Management Company Limited", effective January 20, 2003.

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows.

1.1 The C.B. 1.1 — which is the Bank-only financial statement — within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1" above.

Document no. 5


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary of Operating Results for the First Quarter of 2003

Balance Sheet Highlights

Total Assets

- Total assets as of March 31, 2003 stood at Baht 774,804 million, up from December 31, 2002, by Baht 14,101 million or 1.85% with highlights as follows:

Interbank and Money Market Items - net on the Assets Side

- Total interbank and money market items-net on the assets side as of March 31, 2003 was Baht 120,479 million rising from that of December 31, 2002, by Baht 25,706 million or 27.12%, as the Bank managed its excess liquidity by depositing at financial institutions abroad.

Securities Purchased under Resale Agreements

- Securities purchased under resale agreements as of March 31, 2003 totaled Baht 18,306 million, decreasing from the record as of December 31, 2002, by Baht 94 million or 0.51%, due to maturity of some securities.

Investments - net

- Total investments-net as of March 31, 2003, totaled Baht 147,155 million, decreasing from December 31, 2002, by Baht 11,614 million, or 7.32%, due to maturity of government bonds.

- *Type of Investments*

(Million Baht)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Government and State Enterprise Securities				
• Trading Investments	6,407.32	4.35%	6,988.44	4.40%
• Available-for-sale Investments	56,722.67	38.55%	55,786.62	35.14%
• Hold-to-maturity Investments	34,206.70	23.25%	45,303.86	28.53%
Private Enterprise Debt Instruments				
• Trading Investments	80.14	0.05%	-	-
• Available-for-sale Investments	5,338.02	3.63%	5,861.58	3.69%
• Held-to-maturity Investments	366.35	0.25%	367.32	0.23%
Foreign Debt Instruments				
• Trading Investments	17,474.96	11.88%	19,174.84	12.08%
• Held-to-maturity Investments	14,879.01	10.10%	14,027.09	8.84%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Trading Investments	1,842.43	1.25%	2,026.85	1.28%
General Investments	2,338.06	1.59%	1,986.15	1.25%
Investments in Subsidiary and Associated Companies	7,499.01	5.10%	7,245.95	4.56%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Document no. 5


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary of operating results for the first quarter of 2003

Balance Sheets Highlights (continued)

Loans

- Loans as of March 31, 2003 stood at Baht 494,044 million, down from that of December 31, 2002 by Baht 2,481 million or 0.50% due to increasing in outstanding loans, net repayments of Baht 1,494 million, and loan write-offs from debt restructuring and legal proceedings of Baht 3,975 million, thus resulting in a drop in net lending for this quarter.

• ***Restructured Loan***

- The Bank has restructured loans as of March 31, 2003 totaling Baht 120,273 million and December 31, 2002 totaling Baht 124,603 million, which were performing restructured loans of Baht 85,203 million and Baht 92,005 million, respectively.

Foreclosed Properties - net

- Foreclosed properties-net as of March 31, 2003 Baht 10,895 million decreased from December 31, 2002 by Baht 174 million or 1.57%, due to higher liquidations than acquisitions of foreclosed properties.

(Million Baht)

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Foreclosed properties	14,604.01	15,102.71	14,865.76	15,150.69	15,419.27
Less Allowance for Foreclosed properties	(3,709.36)	(4,034.10)	(3,769.94)	(3,821.86)	(3,908.46)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Forward Exchange Contract Revaluation on the Assets Side

- Forward exchange contract revaluation on the assets side as of March 31, 2003 amounting to Baht 577 million, decreasing from December 31, 2002 by Baht 169 million or 22.64%, due to diminishing amount of forward bought approximately Baht 15,000 million. This will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.



Balance Sheets Highlights (continued)

Total Liabilities

- Total liabilities as of March 31, 2003 stood at Baht 737,277 million, up from December 31, 2002, by Baht 11,650 million or 1.61% with highlights as follows:

Deposits

- Deposits as of March 31, 2003 totaled Baht 665,496 million, increasing from December 31, 2002, by Baht 13,496 million, or 2.07% due to the increasing amount of saving accounts.

• *Type of Deposits*

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Current	4.46%	4.13%	4.05%	3.77%	3.57%
Savings	44.73%	43.26%	41.60%	39.24%	37.98%
Term - Less than 6 months	39.76%	41.92%	43.85%	46.04%	47.77%
Term - 6 months and less than 1 year	0.85%	0.91%	0.92%	0.98%	1.02%
Term - 1 year and over 1 year	10.20%	9.78%	9.58%	9.97 %	9.66%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Forward Exchange Contract Revaluation on the Liabilities Side

- Forward exchange contract revaluation on the liabilities side as of March 31, 2003 amounting to Baht 234 million, decreasing from that of December 31, 2002 by Baht 1,392 million or 85.60%, due to the Baht appreciation. This item was shown on the liabilities side because the exchange rates as stated in contracts were lower than the exchange rates at the end of the accounting period. It will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

• *Mid Rate*

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mid Rate	42.88	43.24	43.36	41.59	43.52

Document no. 5



Summary of Operating Results for the First Quarter of 2003

Statements of Income Highlights

Net Income

- The Bank's net income for the first quarter totaled Baht 2,648 million, through the following operating results.

Net Income from Interest and Dividend

- In the first quarter, the Bank recorded net income from interest and dividend of Baht 4,053 million, decreasing by Baht 74 million or 1.80%, from the preceding quarter.

• Interest and Dividend Income

- Income from interest and dividend mainly comprising interest income on loans, interbank and money market items, income from debt instruments and dividend from investments Baht 7,850 million, decreased by Baht 221 million or 2.73% in the first quarter. This is mainly attributed to declines in interest income on loans rooting from loan interest rate cutback.

• Interest Expenses

- Interest expenses Baht 3,797 million dropped Baht 146 million or 3.71%, following the lower interest burden from deposit rate cutback.

Bad Debt and Doubtful Accounts and Loss on Debt Restructuring

- In the first quarter, the Bank neutralized bad debts and doubtful accounts totaling Baht 3,477 million with losses on debt restructuring, with equal amounts being reversed from allowances for doubtful accounts. Hence, it will not cause any effect on the Bank's net income, for the Bank has set aside sufficient allowances for losses on debt restructuring.

Normalized Provisions

- The Bank will set aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the first quarter 2003, the Bank set aside additional normalized provisions amounting to Baht 200 million, which added to a total accumulation of Baht 1,000 million as of March 31, 2003.

Document no. 5



Summary of operating results for the first quarter of 2003

Statements of Income Highlights (continued)

Non-Interest Income

- Non-interest income consists of profit (loss) on investments, and share of profit (loss) from investments using the equity method, plus fees and service income, gains on foreign exchanges and other income.
  - This quarter, the Bank recorded non-interest income of Baht 2,747 million, which increased Baht 1,591 million or 137.65% from the previous quarter due mainly to

- ***Share of profit (loss) from investments on equity method***
  - This quarter, the Bank recorded a share of profit from investments on equity method amounting to Baht 146 million, increasing Baht 1,116 million, due to profits generated by both the Phethai and Ploy Asset Management Companies.

- ***Gain on foreign exchange***
  - Gain on foreign exchange amounting to Baht 513 million, increased by Baht 293 million, resulting partly from the termination of overseas branch.

Non-Interest Expenses

- Non-interest expenses consist of personnel expenses, premises and equipment expenses, taxes and duties, fees and service expenses, Directors' remuneration and other expenses.
  - This quarter, the Bank recorded non-interest expenses of Baht 3,963 million, decreasing Baht 193 million or 4.64% from the pervious quarter. The decrease stemmed mainly from lower losses on impairment of properties foreclosed, due to the lesser of properties foreclosed acquisition from the preceding quarter.


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Document no. 5

Summary of operating results for the first quarter of 2003

Quality of Assets

Non-performing Loans (NPL)

- As of March 31, 2003, non-performing loans (including financial institutions) based on BOT directives for reporting, are as follows:

(Million Baht)

	The Bank	The Bank and Phethai Asset Management Company	The Bank, Phethai Asset Management Company and Ploy Asset Management Company [2]
Non-performing loans	91,172.39	122,406.78	131,259.73
Total loans used for NPL ratio calculation [1]	496,088.46	517,814.60	519,506.94
As percentage of total loans (including financial institutions)	18.38	23.64	25.27

[1] According to the BOT directive dated January16, 2003 (new definition), total loans used for NPL ratio calculation are loans extended to general customers, as shown in balance sheets as "loans", and to financial institutions, as included in interbank and money market item.

[2] Should "investments in loans" in Ploy Asset Management Company be treated as "loans" as previously practiced prior to the BOT directive dated May 10, 2001, the consolidated NPL of the Bank with the two asset management companies would be as shown above.

ธนาคารกสิกรไทย
KASIKORNBANK



Document no. 5

Summary of operating results for the first quarter of 2003

Classified Loans and Allowance for Doubtful Accounts

- As of March 31, 2003, the Bank and Phethai Asset Management Company had loans and accrued interest receivables for general customers and financial institutions which included the written-back portion of written-off doubtful loans (as stipulated by the Bank of Thailand), allowances for doubtful accounts, allowances for revaluation in debt restructuring, and allowances for doubtful accounts as part of normalized provisioning, as follows:

(Million Baht)

	The Bank			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing[4] Amounts
Allowances for doubtful accounts and revaluation allowances for debt restructuring per Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Normal	387,056.26	123,852.98	1	3,870.56
Special Mention	19,354.34	3,456.29	2	387.09
Sub-Standard	8,846.23	2,186.43	20	437.28
Doubtful	8,713.59	2,720.40	50	1,360.20
Loss	73,877.82	27,242.52	100	27,242.52
Total	497,848.24	159,458.62		33,297.65
2. Revaluation allowance for debt restructuring				3,373.00
Total 1 and 2				36,670.65
Allowance established in excess of BOT's regulations				17,883.81
Normalized Provisioning				1,000.00
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				55,554.46

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Document no. 5

Summary of Operating Results for the First Quarter of 2003

(Million Baht)

	The Bank and Phethai Asset Management Company			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts[4]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal	376,703.19	109,137.73	1	3,767.03
Special Mention	20,200.25	3,606.62	2	404.00
Sub-Standard	8,846.23	2,186.42	20	437.28
Doubtful	8,713.59	2,720.40	50	1,360.20
Loss	106,545.34	42,407.83	100	42,407.83
Total	521,008.60	160,059.00		48,376.34
2. Revaluation allowance for debt restructuring				3,476.41
Total 1 and 2				**51,852.75**
Allowance established in excess of BOT regulations				**24,367.25**
Normalized Provisioning				**1,000.00**
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				**77,220.00**

(3) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 181 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,868 million

(4) Including allowance for doubtful accounts for financial institution Baht 622 million.


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Document no. 5

Summary of operating results for the first quarter of 2003

As of March 31, 2003, the Bank and its asset management companies recorded total allowances for doubtful accounts (including financial institutions), revaluation allowances for debt restructuring and normalized provisions as follows:

(Million Baht)

	The Bank	The Bank and Phethai Asset Management Company	The Bank, Phethai Asset Management Company and Ploy Asset Management Company[5]
Total Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisioning	55,554.46	77,220.00	80,108.46
Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring as required by BOT	36,670.65	51,852.75	53,825.47
As percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	151.50	148.92	148.83

(5) Should "investment in loans" in Ploy Asset Management Company be treated as "loans" as previously practiced prior to the Bank of Thailand's directive dated May 10, 2001, on allowance for doubtful accounts of the Bank and the two asset management companies would be as shown above.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Document no. 5

Summary of Operating Results for the First Quarter of 2003

Capital Funds

- As of March 31, 2003, the Bank's Capital Adequacy Ratio (CAR) by the Bank of Thailand's definition [6] equals 13.28%, while the minimum requirement is set at 8.50%. CAR of each quarters is as follows:

	Percent [4]				
	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Tier-1 Capital	8.27 [7]	8.44	8.48	7.58	7.38
Tier-2 Capital	5.01	5.90	5.84	5.63	5.55
Total Capital Funds	13.28 [7]	14.34	14.32	13.21	12.93

(6) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per Bank's regulations. Net profit in the second period is also counted as capital after approval by the General Meeting of Shareholders. However, whenever there is a net loss occurred, the capital must be immediately reduced accordingly.

(7) Should the first quarter's net profit ending March 31, 2003 and the half year profit ending December 31,2002 be counted as Capital Funds, the tier-1 capital and total capital funds ratios would be 9.32% and 14.33%, respectively.